January 31, 2002

VIA FIRST CLASS MAIL

Cynthia G. Cobden, Esq.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York 10017-3954

Re: The Asia Tigers Fund, Inc. (the "Fund")
Shareholder Proposals submitted by Analytical Asset Management, L.L.C.

Dear Ms. Cobden:

In letters dated October 23, 2001, and January 9, 2002, you requested confirmation that we would not recommend enforcement action to the Commission if the Fund omits from its proxy soliciting material for its 2002 annual meeting of shareholders (the "Proxy Materials") three shareholder proposals (the "Proposals") submitted by Analytical Asset Management, L.L.C. (the "Analytical"). The Proposals relate to 1) replacing the Fund's investment manager and its subsidiaries; 2) liquidating the Fund; and 3) nominating two candidates for election to the Fund's Board of Directors.

In support of your request, you assert that the Proposals may be omitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for failure to comply with, among other things, the information and eligibility requirements of Rule 14a-8(b)(1) and (b)(2).

Background

Your October 23 letter states that on September 12, 2001, the Fund received, under cover of one facsimile transmittal sheet, the Proposals and corresponding supporting statements. Also included in the facsimile transmission were separate cover letters, preceding each of the Proposals, signed either by one person, different persons or by the same person signing in different capacities. You indicate that on September 25, 2001, the Fund sent a notice to Analytical advising it that the submission apparently contained procedural and eligibility deficiencies. According to the Fund, Analytical failed to respond to the notice. In your October 23 letter, you requested confirmation that we would not recommend enforcement action to the Commission if the Fund omits the Proposals from its Proxy Materials.

We advised you that, because one or more of the Proposals may have, in fact, been submitted not by one proponent but, possibly by two or three separate proponents, separate notices should be sent to each of the potential proponents (the "Potential Proponents"). Your January 9, 2002 letter included copies of the separate notices that the Fund sent to the Potential Proponents on December 6, 2001. The notices asked for clarification of the identity of each Proposal's proponent and also set forth the potential procedural and eligibility deficiencies of the Proposals. You state that none of the Potential Proponents have responded to the December 6 notices.

You represent that none of the Potential Proponents is a registered owner of the Fund's securities. You contend that the Proposals may be excluded because, among other things, pursuant to the requirements of Rule 14a-8(b)(2), the Potential Proponents have not shown that they meet the Rule 14a-8(b)(1) eligibility requirements. Under Rule 14a-8 (f) (1), a company may exclude a proposal where the proponent fails to meet the eligibility requirements if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of any deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's letter.

Conclusion

The Division will not recommend enforcement action to the Commission if the Fund excludes the Proposals from its Proxy Materials in reliance upon Rules 14a-8(b) and 14a-8(f). We note that the Potential Proponents appear to have failed to supply, within 14 days after receipt of the Fund's request, documentary support sufficiently evidencing that any of them satisfied the minimum ownership requirements for the one year period required by Rule 14a-8(b). Because our position is based upon the facts recited in your letters, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented. In considering your request, we have not found it necessary to reach the other bases for omission upon which you rely.

In connection with the foregoing, your attention is directed to the attachment that sets forth a brief discussion of the Division's procedures regarding shareholder proposals.

Sincerely,

Dominic J. Minore
Senior Counsel

Attachment

cc: Analytical Asset Management, L.L.C.
1124 South Braddock Avenue, Suite B
Pittsburgh, PA 15218
Attention: Mr. Henry Laurent, Chief Investment Officer

Mr. Henry Laurent
c/o Analytical Asset Management, L.L.C.
1124 South Braddock Avenue, Suite B
Pittsburgh, PA 15218

Dr. Gunduz Caginalp
1124 South Braddock Avenue, Suite B
Pittsburgh, PA 15218

INFORMATION PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 under the Securities Exchange Act of 1934 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company ("company") in support of its intention to exclude the proposals from the company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of the company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination by the staff not to recommend enforcement action to the Commission does not preclude a proponent, or any shareholder of a company from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

212-455-7744

E-MAIL ADDRESS

C_Cobden@stblaw.com

VIA FEDERAL EXPRESS

January 9, 2002

Re: The Asia Tigers Fund, Inc. — Omission of Shareholder Proposals in Proxy Material Pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of Disclosure and Review,
Division of Investment Management

Ladies and Gentlemen:

As counsel to The Asia Tigers Fund, Inc. (the "Fund"), we are writing in connection with our letter to you dated October 23, 2001, in which we seek confirmation that the Staff (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if the Fund omits from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (the "Proxy Materials") the three stockholder proposals and supporting statements (together, the "Proposals") submitted to the Fund in a September 12, 2001 facsimile from Analytical Asset Management, L.L.C. ("Analytical"). Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

1. this letter;

2. the Fund's December 6, 2001 letter to Analytical pursuant to Rule 14a-8(f), which sets forth the procedural and eligibility deficiencies of the Proposals (attached as Exhibit A);

3. the Fund's December 6, 2001 letter to Mr. Henry F. Laurent pursuant to Rule 14a-8(f), which sets forth the procedural and eligibility deficiencies of the Proposals (attached as Exhibit B);

4. the Fund's December 6, 2001 letter to Dr. Gunduz Caginalp pursuant to Rule 14a-8(f), which sets forth the procedural and eligibility deficiencies of the Proposals (attached as Exhibit C);

At the request of Domenic Minore, the Fund notified each of Analytical, Mr. Laurent and Dr. Caginalp separately of the procedural and eligibility deficiencies identified by the Fund (as described in detail below). Each letter was delivered by overnight mail on December 11, 2001. (A copy of each delivery confirmation is attached as Exhibit D). To date, none of Analytical, Mr. Laurent or Dr. Caginalp have responded to any of the Fund's letters. Because each of Analytical, Mr. Laurent and Dr. Caginalp has failed to cure the procedural and eligibility defects within the time period prescribed by Rule 14a-8(f)(1), we believe the Fund may exclude the Proposals from the Fund's Proxy Materials.

BASES OF EXCLUSION

I. Rule 14a-8(b) – Requisite Ownership and Intent to Continue Ownership

Rule 14a-8(b) provides that in order for a stockholder to be eligible to submit a proposal for inclusion in the Fund's proxy, he must have continuously held at least $2,000, or 1%, of a Fund's securities for at least one year by the date it submitted the proposal. However, because none of Analytical, Mr. Laurent or Dr. Caginalp are registered owners of the Fund's securities, each is required to provide evidence of such ownership as set forth under Rule 14a-8(b)(2). Additionally, each of Analytical, Mr. Laurent and Dr. Caginalp must provide the Fund with a written statement that it/he will continue to hold the securities through the date of the Fund's 2002 Annual Meeting of Stockholders. Each of Analytical, Mr. Laurent and Dr. Caginalp has failed to satisfy these requirements. Accordingly, we believe the Proposals may be excluded under Rule 14a-8(b).

II. Rule 14a-8(c) – Submission Of More Than One Proposal

Rule 14a-8(c) limits a shareholder to one proposal for a particular shareholders meeting. As noted above, Analytical's September 12, 2001 facsimile contains three separate proposals for inclusion in the Fund's Proxy Materials. Because it is not clear who the proponent(s) of each of the Proposals is (are), in its December 6, 2001 letter, the Fund asked each of Analytical, Mr. Laurent and Dr. Caginalp to confirm which of the Proposals each intended to submit and indicated that it would carefully consider the proposal(s). However, the Fund has not received any responses to its December 6, 2001 letters and, therefore, we believe that the Proposals may be excluded under Rule 14a-8(c).

****

In accordance with Rule 14a-8(j) under the 1934 Act, the Fund is contemporaneously notifying each of Analytical, Mr. Laurent and Dr. Caginalp by copy of this letter, of its intention to omit the Proposals from the Fund's Proxy Materials.

On behalf of the Fund, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposals are excluded from the Fund's Proxy Materials for the reasons set forth above. If the Staff disagrees with the Fund's conclusions regarding omission of the Proposals, or if any additional submissions are desired in support of the Fund's position, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 455-7744.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to us in the pre-paid and addressed envelope provided herein.

Very truly yours,

Cynthia G. Cobden

Cynthia G. Cobden

Enclosures

cc: Mr. Domenic Minore (via facsimile)

Exhibit A

The Fund's December 6, 2001 Letter to Analytical Asset Management, L.L.C.

THE ASIA TIGERS FUND, INC.
622 THIRD AVENUE
NEW YORK, NY 10017

VIA FEDERAL EXPRESS December 6, 2001

Re: Shareholder Proposals

Analytical Asset Management, L.L.C.
1124 South Braddock Avenue, Suite B
Pittsburgh, PA 15218
Attention: Mr. Henry Laurent, Chief Investment Officer

Dear Mr. Laurent:

The Asia Tigers Fund, Inc. (the "Fund") received three letters transmitted via fax on September 12, 2001 (the "Letters"). Each of the Letters is dated September 10, 2001 and contains a shareholder proposal for inclusion in the Fund's proxy statement for its 2002 annual meeting of shareholders. Attached is a copy of each of the Letters for your reference. The Letters contain certain procedural and eligibility deficiencies which are described in more detail below.

In order to be eligible to submit a proposal, a shareholder must have continuously held for at least one year, measured from the date the proposal is submitted, at least $2,000 in market value or 1% of the Fund's securities entitled to be voted on the proposal at the meeting of shareholders. We have reviewed the Fund's shareholder records and did not find that Analytical Asset Management, L.L.C. ("Analytical") is a "registered" shareholder of any Fund securities. Accordingly, you must submit proof of Analytical's eligibility.

In order to submit a proposal a shareholder must continue to hold the Fund's securities through the date of the meeting of shareholders. Analytical should provide a written statement that it intends to continue holding its Fund shares through the date of Fund's 2002 annual meeting of shareholders which will most likely take place in February 2002.

As presented in the Letters, it is unclear whether Analytical intended to submit one or more shareholder proposals for the Fund's 2002 annual meeting of shareholders. In the event that Analytical intended to submit more than one proposal, please be advised that each shareholder may submit no more than one proposal to the Fund for a particular shareholders' meeting. Accordingly, you should confirm which of the proposals was submitted on behalf of Analytical, and the Fund will carefully evaluate the proposal at that time.

A shareholder proposal, including its accompanying statement, may not exceed 500 words. Based on our review of the Letters, we believe that the proposals in the Letters, when considered together, contain more than 500 words. You may consider revising Analytical's proposal and supporting statement so that they are limited to 500 words or less.

If you would like the Fund to consider further any of the proposals contained in the Letters, please respond to us within 14 days of receipt of this letter. Given the tragic events that occurred in New York on September 11, the Fund has relocated and any reply to this letter should be sent to:

Bryan McKigney
President and Secretary
The Asia Tigers Fund, Inc.
622 Third Avenue
New York, NY 10017

We appreciate your continued interest in the Fund.

Very truly yours,

Bryan McKigney

Attachments

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

Please find enclosed my shareholders proposal, with its supporting statement, for submission at next annual meeting.

Please call me at (412) 731-3808 if you have any questions.

Sincerely,

Henry Laurent
Chief Investment Officer

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

SHAREHOLDER PROPOSAL

RESOLVED: "TO REPLACE THE INVESTMENT MANAGER, CIBC WORLD MARKETS CORE AND ITS SUBSIDARIES INCLUDING ADVANTAGE ADVISERS, INC. WITH AN INVESTMENT MANAGER THAT WILL PROMPTLY REALISE NET ASSET VALUE FOR THE SHAREHOLDERS OF THE FUND."

SUPPORTING STATEMENT:

The shareholders of the Asia Tigers Fund (the "Fund") have witnessed a steady decline in the value of their shares. The premium on the Fund has evolved into a substantial and persistent discount that stands at 18.70% on September 10, 2001. The discount has averaged 20% for a five year period. We note the simple arithmetic fact that a discount that is reported as 20%, which is computed by dividing the dollar discount by the net asset value (NAV), actually means that each investor would obtain 25% more if the NAV could be realized. In other words, each $100 of worth of our shares at the market price would be $125 if the NAV were realized. For 19,593,784 shares outstanding this amounts to a difference of more than $29 million.

Despite this chronic malaise the Board of Directors has made no proposals or suggestions that would enhance shareholder value. The Board members have very few shares and have little personal interest in shareholder value. At the same time, we believe that they are beholden to the Management Company, CIBC World Markets Cores and its subsidiaries including Advantage Advisers, Inc. (the "Management Company"). **So long as our Fund is providing fees for the Management Company there is little incentive for either the Board or the Management Company to undertake actions that would reduce or eliminate the discount.** Many such actions such as tender offers to purchase shares, redemption at net asset value, conversion to an open-end fund or an interval open-end fund, or liquidation would potentially reduce the Management's fees while increasing our investment value.

If we the shareholders vote to terminate the contract of the Management, another management company must be ratified by our majority vote. Only then we can end the conflict between maximizing fees and maximizing shareholder value. This is one of the few direct rights guaranteed to shareholders by federal securities laws to ensure some accountability by management of the fund.

We urge you to vote FOR the Shareholder Proposal. This will initiate the process to explore the possibilities of open ending, interval redemptions or, liquidation, if other measures to realize NAV are not possible.

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

As a Stockholder of record of the Asia Tigers Fund, Inc., (the "Fund") I hereby provide the requisite stockholder notice for the nomination of Dr. Gunduz Caginalp and Henry F. Laurent as candidates, on the Fund's proxy, for the election to the Board of Directors at the 2002 annual meeting of the Asia Tigers Fund, Inc.

Dr. Caginalp has been a private investor for more than twenty years. He has held long and short positions in Asian securities for about ten years. He received his Ph.D. in 1978 from Cornell University and has since held academic appointments at major universities. Dr. Caginalp also serves as an investment consultant to Analytical Asset Management, LLC. Dr. Caginalp is an authority on Closed-end Funds from a mathematical, statistical and experimental perspective. He is the author of more than 70 papers in a number of fields and is an editor-in-chief of one journal and associate editor of another journal relating to financial markets. He is the recipient of numerous awards by private foundations sponsoring research in financial markets and is on the advisory board of one such foundation. Further information can be found in Who's Who in America and Who's Who in the World.

Mr. Laurent manages clients' investments with his investment advisory firm, Analytical Asset Management, LLC. Prior to serving as chief investment officer of Analytical Asset Management, LLC, he served as a financial analyst at the financial advisory firm of Grant Street Advisors and its affiliate companies, Grant Street Securities and MuniAuction, which are major municipal financial advisors and broker dealers based in Pittsburgh, Pennsylvania. His academic qualifications include a master degree in applied mathematics with an emphasis in finance and economics. Mr. Laurent has been a private investor for the past five years.

If you have any questions regarding this matter, please, do not hesitate to contact us.

Very truly yours,

Analytical Asset Management, LLC
By: Henry Laurent, in nomination of Dr. Gunduz Caginalp and Henry Laurent.
Chief Investment Officer
1124 South Braddock Ave, Ste. B
Pittsburgh, PA 15218
(412) 731-3808

Dr Gunduz Caginalp, in nomination of Mr. Henry Laurent and Dr. Gunduz Caginalp
1125 South Braddock Ave, Ste. B
Pittsburgh, PA 15218
(412) 731-3808

The undersigned nominees hereby consent to their nominations and to serving as a director if elected.

Mr. Henry Laurent

Dr. Gunduz Caginalp

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

Please find enclosed my shareholders proposal, with its supporting statement, for submission at next annual meeting.

Please call me at (412) 512-0427 if you have any questions.

Sincerely,

Caginalp

Dr. Gunduz Caginalp
1124 South Braddock Ave., Ste. B
Pittsburgh, PA 15218

Enclosure

SHAREHOLDER PROPOSAL

RESOLVED: "BY VOTING FOR THIS PROPOSAL, SHAREHOLDERS ARE RECOMMENDING TO THE DIRECTORS OF THE ASIA TIGERS FUND, INC. TO TAKE ALL STEPS NECESSARY TO LIQUIDATE THE ASIA TIGERS FUND, INC. AND RETURN THE CASH PROCEEDS TO THE SHAREHOLDERS."

SUPPORTING STATEMENT:

The Asia Tigers Fund ("the Fund") has been trading at a substantial discount for many years. The performance of the net asset value ("NAV") is also poor, both in absolute terms and relative to the benchmark index of stocks in Southeast Asia excluding Japan. The 52-week return on NAV as of August 17, 2001 was negative 34%. At present there are many vehicles for investing in this region if one wishes to do so. There are open-end mutual funds, index-tracking funds, American Depository Receipts ("ADRs") for the largest companies and other closed-end funds. It is difficult to see how stockholders can benefit by the status quo in the Fund.

Liquidation of the Fund's assets would allow stockholders to regain the entire NAV instead of the trading price which has been at an average discount of 20 % to NAV during the past five years. A discount of 20 % means that each $ 100 of current market value would be $ 125, and not $ 120, since the "discount," as reported by the industry, is obtained by dividing the dollar discount by the NAV. Stockholders must ask themselves if obtaining NAV now and investing it in one of the other investments (if they choose to invest in this region at all) will result in a better return than the status quo.

Liquidation can be done in a smooth way given the large market volume in many of the Asian shares. It need not be done in a very short time, so that there would not be any negative impact on the portfolio value.

The cost should not be more or less than the cost of the usual sales during turnover of the portfolio. The tax consequences to stockholders upon liquidation, as in any sale of stock, depend upon the purchase price and date, as well as the stockholder's particular tax situation.

The Board will try to make some arguments that perpetuate the existing arrangement that provides a stream of fees to the Management Company. However, it is a simple matter for us to see what is in our best interests.

We urge you to vote FOR this proposal.

Exhibit B

The Fund's December 6, 2001 Letter to Mr. Henry F. Laurent

THE ASIA TIGERS FUND, INC.
622 THIRD AVENUE
NEW YORK, NY 10017

VIA FEDERAL EXPRESS December 6, 2001

Re: Shareholder Proposals

Mr. Henry Laurent
c/o Analytical Asset Management, L.L.C.
1124 South Braddock Avenue, Suite B
Pittsburgh, PA 15218

Dear Mr. Laurent:

The Asia Tigers Fund, Inc. (the "Fund") received three letters transmitted via fax on September 12, 2001 (the "Letters"). Each of the Letters is dated September 10, 2001 and contains a shareholder proposal for inclusion in the Fund's proxy statement for its 2002 annual meeting of shareholders. Attached is a copy of each of the Letters for your reference. The Letters contain certain procedural and eligibility deficiencies which are described in more detail below.

In order to be eligible to submit a proposal, a shareholder must have continuously held for at least one year, measured from the date the proposal is submitted, at least $2,000 in market value or 1% of the Fund's securities entitled to be voted on the proposal at the meeting of shareholders. We have reviewed the Fund's shareholder records and did not find that you are a "registered" shareholder of any Fund securities. Accordingly, you must submit proof of your eligibility.

In order to submit a proposal a shareholder must continue to hold the Fund's securities through the date of the meeting of shareholders. You should provide a written statement that it intends to continue holding your Fund shares through the date of Fund's 2002 annual meeting of shareholders which will most likely take place in February 2002.

As presented in the Letters, it is unclear whether you intended to submit one or more shareholder proposals for the Fund's 2002 annual meeting of shareholders. In the event that you intended to submit more than one proposal, please be advised that each shareholder may submit no more than one proposal to the Fund for a particular shareholders' meeting. Accordingly, you should confirm which of the proposals you intended to submit to the Fund, and the Fund will carefully evaluate your proposal at that time.

A shareholder proposal, including its accompanying statement, may not exceed 500 words. Based on our review of the Letters, we believe that the Letters, when considered together, contain more than 500 words. You may consider revising your proposal and supporting statement so that they are limited to 500 words or less.

If you would like the Fund to consider further any of the proposals contained in the Letter, please respond to us within 14 days of receipt of this letter. Given the tragic events that occurred in New York on September 11, the Fund has relocated and any reply to this letter should be sent to:

Bryan McKigney
President and Secretary
The Asia Tigers Fund, Inc.
622 Third Avenue
New York, NY 10017

We appreciate your continued interest in the Fund.

Very truly yours,

Bryan McKigney

Attachments

Analytical Asset Management, L.L.C.

1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

Please find enclosed my shareholders proposal, with its supporting statement, for submission at next annual meeting.

Please call me at (412) 731-3808 if you have any questions.

Sincerely,

Henry Laurent
Chief Investment Officer

Analytical Asset Management, L.L.C.

1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

SHAREHOLDER PROPOSAL

RESOLVED: "TO REPLACE THE INVESTMENT MANAGER, CIBC WORLD MARKETS CORE AND ITS SUBSIDARIES INCLUDING ADVANTAGE ADVISERS, INC. WITH AN INVESTMENT MANAGER THAT WILL PROMPTLY REALISE NET ASSET VALUE FOR THE SHAREHOLDERS OF THE FUND."

SUPPORTING STATEMENT:

The shareholders of the Asia Tigers Fund (the "Fund") have witnessed a steady decline in the value of their shares. The premium on the Fund has evolved into a substantial and persistent discount that stands at 18.70% on September 10, 2001. The discount has averaged 20% for a five year period. We note the simple arithmetic fact that a discount that is reported as 20%, which is computed by dividing the dollar discount by the net asset value (NAV), actually means that each investor would obtain 25% more if the NAV could be realized. In other words, each $100 of worth of our shares at the market price would be $125 if the NAV were realized. For 19,593,784 shares outstanding this amounts to a difference of more than $29 million.

Despite this chronic malaise the Board of Directors has made no proposals or suggestions that would enhance shareholder value. The Board members have very few shares and have little personal interest in shareholder value. At the same time, we believe that they are beholden to the Management Company, CIBC World Markets Cores and its subsidiaries including Advantage Advisers, Inc. (the "Management Company"). **So long as our Fund is providing fees for the Management Company there is little incentive for either the Board or the Management Company to undertake actions that would reduce or eliminate the discount.** Many such actions such as tender offers to purchase shares, redemption at net asset value, conversion to an open-end fund or an interval open-end fund, or liquidation would potentially reduce the Management's fees while increasing our investment value.

If we the shareholders vote to terminate the contract of the Management, another management company must be ratified by our majority vote. Only then we can end the conflict between maximizing fees and maximizing shareholder value. This is one of the few direct rights guaranteed to shareholders by federal securities laws to ensure some accountability by management of the fund.

We urge you to vote FOR the Shareholder Proposal. This will initiate the process to explore the possibilities of open ending, interval redemptions or, liquidation, if other measures to realize NAV are not possible.

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

As a Stockholder of record of the Asia Tigers Fund, Inc., (the "Fund") I hereby provide the requisite stockholder notice for the nomination of Dr. Gunduz Caginalp and Henry F. Laurent as candidates, on the Fund's proxy, for the election to the Board of Directors at the 2002 annual meeting of the Asia Tigers Fund, Inc.

Dr. Caginalp has been a private investor for more than twenty years. He has held long and short positions in Asian securities for about ten years. He received his Ph.D. in 1978 from Cornell University and has since held academic appointments at major universities. Dr. Caginalp also serves as an investment consultant to Analytical Asset Management, LLC. Dr. Caginalp is an authority on Closed-end Funds from a mathematical, statistical and experimental perspective. He is the author of more than 70 papers in a number of fields and is an editor-in-chief of one journal and associate editor of another journal relating to financial markets. He is the recipient of numerous awards by private foundations sponsoring research in financial markets and is on the advisory board of one such foundation. Further information can be found in Who's Who in America and Who's Who in the World.

Mr. Laurent manages clients' investments with his investment advisory firm, Analytical Asset Management, LLC. Prior to serving as chief investment officer of Analytical Asset Management, LLC, he served as a financial analyst at the financial advisory firm of Grant Street Advisors and its affiliate companies, Grant Street Securities and MuniAuction, which are major municipal financial advisors and broker dealers based in Pittsburgh, Pennsylvania. His academic qualifications include a master degree in applied mathematics with an emphasis in finance and economics. Mr. Laurent has been a private investor for the past five years.

If you have any questions regarding this matter, please, do not hesitate to contact us.

Very truly yours,

Analytical Asset Management, LLC
By: Henry Laurent, in nomination of Dr. Gunduz Caginalp and Henry Laurent.
Chief Investment Officer
1124 South Braddock Ave, Ste. B
Pittsburgh, PA 15218
(412) 731-3808

Caginalp

Dr Gunduz Caginalp, in nomination of Mr. Henry Laurent and Dr. Gunduz Caginalp
1125 South Braddock Ave, Ste. B
Pittsburgh, PA 15218
(412) 731-3808

The undersigned nominees hereby consent to their nominations and to serving as a director if elected.

Mr. Henry Laurent

Caginalp
Dr. Gunduz Caginalp

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

Please find enclosed my shareholders proposal, with its supporting statement, for submission at next annual meeting.

Please call me at (412) 512-0427 if you have any questions.

Sincerely,

Caginalp

Dr. Gunduz Caginalp
1124 South Braddock Ave., Ste. B
Pittsburgh, PA 15218

Enclosure

SHAREHOLDER PROPOSAL

RESOLVED: "BY VOTING FOR THIS PROPOSAL, SHAREHOLDERS ARE RECOMMENDING TO THE DIRECTORS OF THE ASIA TIGERS FUND, INC. TO TAKE ALL STEPS NECESSARY TO LIQUIDATE THE ASIA TIGERS FUND, INC. AND RETURN THE CASH PROCEEDS TO THE SHAREHOLDERS."

SUPPORTING STATEMENT:

The Asia Tigers Fund ("the Fund") has been trading at a substantial discount for many years. The performance of the net asset value ("NAV") is also poor, both in absolute terms and relative to the benchmark index of stocks in Southeast Asia excluding Japan. The 52-week return on NAV as of August 17, 2001 was negative 34%. At present there are many vehicles for investing in this region if one wishes to do so. There are open-end mutual funds, index-tracking funds, American Depository Receipts ("ADRs") for the largest companies and other closed-end funds. It is difficult to see how stockholders can benefit by the status quo in the Fund.

Liquidation of the Fund's assets would allow stockholders to regain the entire NAV instead of the trading price which has been at an average discount of 20 % to NAV during the past five years. A discount of 20 % means that each $ 100 of current market value would be $ 125, and not $ 120, since the "discount," as reported by the industry, is obtained by dividing the dollar discount by the NAV. Stockholders must ask themselves if obtaining NAV now and investing it in one of the other investments (if they choose to invest in this region at all) will result in a better return than the status quo.

Liquidation can be done in a smooth way given the large market volume in many of the Asian shares. It need not be done in a very short time, so that there would not be any negative impact on the portfolio value.

The cost should not be more or less than the cost of the usual sales during turnover of the portfolio. The tax consequences to stockholders upon liquidation, as in any sale of stock, depend upon the purchase price and date, as well as the stockholder's particular tax situation.

The Board will try to make some arguments that perpetuate the existing arrangement that provides a stream of fees to the Management Company. However, it is a simple matter for us to see what is in our best interests.

We urge you to vote FOR this proposal.

Exhibit C

The Fund's December 6, 2001 Letter to Dr. Gunduz Caginalp

THE ASIA TIGERS FUND, INC.
622 THIRD AVENUE
NEW YORK, NY 10017

VIA FEDERAL EXPRESS December 6, 2001

Re: Shareholder Proposals

Dr. Gunduz Caginalp
1124 South Braddock Avenue, Suite B
Pittsburgh, PA 15218

Dear Dr. Caginalp:

The Asia Tigers Fund, Inc. (the "Fund") received three letters transmitted via fax on September 12, 2001 (the "Letters"). Each of the Letters is dated September 10, 2001 and contains a shareholder proposal for inclusion in the Fund's proxy statement for its 2002 annual meeting of shareholders. Attached is a copy of each of the Letters for your reference. The Letters contain certain procedural and eligibility deficiencies which are described in more detail below.

In order to be eligible to submit a proposal, a shareholder must have continuously held for at least one year, measured from the date the proposal is submitted, at least $2,000 in market value or 1% of the Fund's securities entitled to be voted on the proposal at the meeting of shareholders. We have reviewed the Fund's shareholder records and did not find that you are a "registered" shareholder of any Fund securities. Accordingly, you must submit proof of your eligibility.

In order to submit a proposal a shareholder must continue to hold the Fund's securities through the date of the meeting of shareholders. You should provide a written statement that it intends to continue holding your Fund shares through the date of Fund's 2002 annual meeting of shareholders which will most likely take place in February 2002.

As presented in the Letters, it is unclear whether you intended to submit one or more shareholder proposals for the Fund's 2002 annual meeting of shareholders. In the event that you intended to submit more than one proposal, please be advised that each shareholder may submit no more than one proposal to the Fund for a particular shareholders' meeting. Accordingly, you should confirm which of the proposals you intended to submit to the Fund, and the Fund will carefully evaluate your proposal at that time.

A shareholder proposal, including its accompanying statement, may not exceed 500 words. Based on our review of the Letters, we believe that the Letters, when considered together, contain more than 500 words. You may consider revising your proposal and supporting statement so that they are limited to 500 words or less.

If you would like the Fund to consider further any of the proposals contained in the Letters, please respond to us within 14 days of receipt of this letter. Given the tragic events that occurred in New York on September 11, the Fund has relocated and any reply to this letter should be sent to:

Bryan McKigney
President and Secretary
The Asia Tigers Fund, Inc.
622 Third Avenue
New York, NY 10017

We appreciate your continued interest in the Fund.

Very truly yours,

Bryan McKigney

Attachments

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

Please find enclosed my shareholders proposal, with its supporting statement, for submission at next annual meeting.

Please call me at (412) 731-3808 if you have any questions.

Sincerely,

Henry Laurent
Chief Investment Officer

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

SHAREHOLDER PROPOSAL

RESOLVED: "TO REPLACE THE INVESTMENT MANAGER, CIBC WORLD MARKETS CORE AND ITS SUBSIDARIES INCLUDING ADVANTAGE ADVISERS, INC. WITH AN INVESTMENT MANAGER THAT WILL PROMPTLY REALISE NET ASSET VALUE FOR THE SHAREHOLDERS OF THE FUND."

SUPPORTING STATEMENT:

The shareholders of the Asia Tigers Fund (the "Fund") have witnessed a steady decline in the value of their shares. The premium on the Fund has evolved into a substantial and persistent discount that stands at 18.70% on September 10, 2001. The discount has averaged 20% for a five year period. We note the simple arithmetic fact that a discount that is reported as 20%, which is computed by dividing the dollar discount by the net asset value (NAV), actually means that each investor would obtain 25% more if the NAV could be realized. In other words, each $100 of worth of our shares at the market price would be $125 if the NAV were realized. For 19,593,784 shares outstanding this amounts to a difference of more than $29 million.

Despite this chronic malaise the Board of Directors has made no proposals or suggestions that would enhance shareholder value. The Board members have very few shares and have little personal interest in shareholder value. At the same time, we believe that they are beholden to the Management Company, CIBC World Markets Cores and its subsidiaries including Advantage Advisers, Inc. (the "Management Company"). **So long as our Fund is providing fees for the Management Company there is little incentive for either the Board or the Management Company to undertake actions that would reduce or eliminate the discount.** Many such actions such as tender offers to purchase shares, redemption at net asset value, conversion to an open-end fund or an interval open-end fund, or liquidation would potentially reduce the Management's fees while increasing our investment value.

If we the shareholders vote to terminate the contract of the Management, another management company must be ratified by our majority vote. Only then we can end the conflict between maximizing fees and maximizing shareholder value. This is one of the few direct rights guaranteed to shareholders by federal securities laws to ensure some accountability by management of the fund.

We urge you to vote FOR the Shareholder Proposal. This will initiate the process to explore the possibilities of open ending, interval redemptions or, liquidation, if other measures to realize NAV are not possible.

Analytical Asset Management, L.L.C.

1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

As a Stockholder of record of the Asia Tigers Fund, Inc., (the "Fund") I hereby provide the requisite stockholder notice for the nomination of Dr. Gunduz Caginalp and Henry F. Laurent as candidates, on the Fund's proxy, for the election to the Board of Directors at the 2002 annual meeting of the Asia Tigers Fund, Inc.

Dr. Caginalp has been a private investor for more than twenty years. He has held long and short positions in Asian securities for about ten years. He received his Ph.D. in 1978 from Cornell University and has since held academic appointments at major universities. Dr. Caginalp also serves as an investment consultant to Analytical Asset Management, LLC. Dr. Caginalp is an authority on Closed-end Funds from a mathematical, statistical and experimental perspective. He is the author of more than 70 papers in a number of fields and is an editor-in-chief of one journal and associate editor of another journal relating to financial markets. He is the recipient of numerous awards by private foundations sponsoring research in financial markets and is on the advisory board of one such foundation. Further information can be found in Who's Who in America and Who's Who in the World.

Mr. Laurent manages clients' investments with his investment advisory firm, Analytical Asset Management, LLC. Prior to serving as chief investment officer of Analytical Asset Management, LLC, he served as a financial analyst at the financial advisory firm of Grant Street Advisors and its affiliate companies, Grant Street Securities and MuniAuction, which are major municipal financial advisors and broker dealers based in Pittsburgh, Pennsylvania. His academic qualifications include a master degree in applied mathematics with an emphasis in finance and economics. Mr. Laurent has been a private investor for the past five years.

If you have any questions regarding this matter, please, do not hesitate to contact us.

Very truly yours,

Analytical Asset Management, LLC
By: Henry Laurent, in nomination of Dr. Gunduz Caginalp and Henry Laurent.
Chief Investment Officer
1124 South Braddock Ave, Ste. B
Pittsburgh, PA 15218
(412) 731-3808

Caginalp

Dr Gunduz Caginalp, in nomination of Mr. Henry Laurent and Dr. Gunduz Caginalp
1125 South Braddock Ave, Ste. B
Pittsburgh, PA 15218
(412) 731-3808

The undersigned nominees hereby consent to their nominations and to serving as a director if elected.

Mr. Henry Laurent

Caginalp
Dr. Gunduz Caginalp

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

Please find enclosed my shareholders proposal, with its supporting statement, for submission at next annual meeting.

Please call me at (412) 512-0427 if you have any questions.

Sincerely,

Caginalp

Dr. Gunduz Caginalp
1124 South Braddock Ave., Ste. B
Pittsburgh, PA 15218

Enclosure

SHAREHOLDER PROPOSAL

RESOLVED: "BY VOTING FOR THIS PROPOSAL, SHAREHOLDERS ARE RECOMMENDING TO THE DIRECTORS OF THE ASIA TIGERS FUND, INC. TO TAKE ALL STEPS NECESSARY TO LIQUIDATE THE ASIA TIGERS FUND, INC. AND RETURN THE CASH PROCEEDS TO THE SHAREHOLDERS."

SUPPORTING STATEMENT:

The Asia Tigers Fund ("the Fund") has been trading at a substantial discount for many years. The performance of the net asset value ("NAV") is also poor, both in absolute terms and relative to the benchmark index of stocks in Southeast Asia excluding Japan. The 52-week return on NAV as of August 17, 2001 was negative 34%. At present there are many vehicles for investing in this region if one wishes to do so. There are open-end mutual funds, index-tracking funds, American Depository Receipts ("ADRs") for the largest companies and other closed-end funds. It is difficult to see how stockholders can benefit by the status quo in the Fund.

Liquidation of the Fund's assets would allow stockholders to regain the entire NAV instead of the trading price which has been at an average discount of 20 % to NAV during the past five years. A discount of 20 % means that each $ 100 of current market value would be $ 125, and not $ 120, since the "discount," as reported by the industry, is obtained by dividing the dollar discount by the NAV. Stockholders must ask themselves if obtaining NAV now and investing it in one of the other investments (if they choose to invest in this region at all) will result in a better return than the status quo.

Liquidation can be done in a smooth way given the large market volume in many of the Asian shares. It need not be done in a very short time, so that there would not be any negative impact on the portfolio value.

The cost should not be more or less than the cost of the usual sales during turnover of the portfolio. The tax consequences to stockholders upon liquidation, as in any sale of stock, depend upon the purchase price and date, as well as the stockholder's particular tax situation.

The Board will try to make some arguments that perpetuate the existing arrangement that provides a stream of fees to the Management Company. However, it is a simple matter for us to see what is in our best interests.

We urge you to vote FOR this proposal.

Exhibit D

UPS Delivery Confirmations

Tracking Detail

Status:	**Delivered**
Delivered on:	Dec 11, 2001 10:13 A.M.
Signed by:	LAURENT
Location:	OFFICE
Delivered to:	PITTSBURGH, PA, US
Shipped or Billed on:	Dec 10, 2001
Tracking Number:	1Z E50 W11 22 1042 454 0
Service Type:	NEXT DAY AIR

PACKAGE PROGRESS

Date	Time	Location	Activity
Dec 11, 2001	10:13 A.M.	PITTSBURGH-STEEL VAL, PA, US	DELIVERY
	7:24 A.M.	PITTSBURGH, PA, US	OUT FOR DELIVERY
	5:35 A.M.	PITTSBURGH, PA, US	ARRIVAL SCAN
	5:05 A.M.	PITTSBURGH INTL, PA, US	DEPARTURE SCAN
	4:34 A.M.	PITTSBURGH INTL, PA, US	ARRIVAL SCAN
	3:30 A.M.	PHILADELPHIA INTL, PA, US	DEPARTURE SCAN
	2:00 A.M.	PHILA AIR HUB, PA, US	LOCATION SCAN
	1:05 A.M.	PHILA AIR HUB, PA, US	UNLOAD SCAN
	12:17 A.M.	PHILA AIR HUB, PA, US	ARRIVAL SCAN
Dec 10, 2001	10:16 P.M.	MANHATTAN-43 ST., NY, US	DEPARTURE SCAN
	9:58 P.M.	MANHATTAN-43 ST., NY, US	ORIGIN SCAN
	8:07 P.M.	US	BILLING INFORMATION RECEIVED
	5:57 P.M.	EAST SIDE-U.N., NY, US	PICKUP SCAN

Tracking results provided by UPS: Jan 9, 2002 10:02 A.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

BACK TO TRACKING SUMMARY

Tracking Detail

Status:	**Delivered**
Delivered on:	Dec 11, 2001 4:40 P.M.
Signed by:	HE
Location:	RECEIVER
Delivered to:	PITTSBURGH, PA, US
Shipped or Billed on:	Dec 10, 2001
Tracking Number:	1Z E50 W11 22 1042 456 8
Service Type:	NEXT DAY AIR

PACKAGE PROGRESS

Date	**Time**	**Location**	**Activity**
Dec 11, 2001	4:40 P.M.	PITTSBURGH-ON CALL A, PA, US	RECEIVER REQUESTED DELIVERY DELAY;UPS INTERNAL ACTIVITY CODE
	4:40 P.M.	PITTSBURGH-ON CALL A, PA, US	DELIVERY
	7:26 A.M.	THORNBURG SORT, PA, US	OUT FOR DELIVERY
	6:15 A.M.	THORNBURG SORT, PA, US	ARRIVAL SCAN
	5:45 A.M.	PITTSBURGH INTL, PA, US	DEPARTURE SCAN
	4:34 A.M.	PITTSBURGH INTL, PA, US	ARRIVAL SCAN
	3:30 A.M.	PHILADELPHIA INTL, PA, US	DEPARTURE SCAN
	2:11 A.M.	PHILA AIR HUB, PA, US	LOCATION SCAN
	1:05 A.M.	PHILA AIR HUB, PA, US	UNLOAD SCAN
	12:17 A.M.	PHILA AIR HUB, PA, US	ARRIVAL SCAN
Dec 10, 2001	10:16 P.M.	MANHATTAN-43 ST., NY, US	DEPARTURE SCAN
	9:55 P.M.	MANHATTAN-43 ST., NY, US	ORIGIN SCAN
	8:07 P.M.	US	BILLING INFORMATION RECEIVED
	5:57 P.M.	EAST SIDE-U.N., NY, US	PICKUP SCAN

Tracking results provided by UPS: Jan 9, 2002 10:04 A.M. Eastern Time (USA)

Tracking Detail

Status:	**Delivered**
Delivered on:	Dec 11, 2001 4:40 P.M.
Signed by:	HE
Location:	RECEIVER
Delivered to:	PITTSBURGH, PA, US
Shipped or Billed on:	Dec 10, 2001
Tracking Number:	1Z E50 W11 22 1042 455 9
Service Type:	NEXT DAY AIR

PACKAGE PROGRESS

Date	Time	Location	Activity
Dec 11, 2001	4:40 P.M.	PITTSBURGH-ON CALL A, PA, US	RECEIVER REQUESTED DELIVERY DELAY;UPS INTERNAL ACTIVITY CODE
	4:40 P.M.	PITTSBURGH-ON CALL A, PA, US	DELIVERY
	7:26 A.M.	THORNBURG SORT, PA, US	OUT FOR DELIVERY
	6:15 A.M.	THORNBURG SORT, PA, US	ARRIVAL SCAN
	5:45 A.M.	PITTSBURGH INTL, PA, US	DEPARTURE SCAN
	4:34 A.M.	PITTSBURGH INTL, PA, US	ARRIVAL SCAN
	3:30 A.M.	PHILADELPHIA INTL, PA, US	DEPARTURE SCAN
	2:10 A.M.	PHILA AIR HUB, PA, US	LOCATION SCAN
	1:05 A.M.	PHILA AIR HUB, PA, US	UNLOAD SCAN
	12:17 A.M.	PHILA AIR HUB, PA, US	ARRIVAL SCAN
Dec 10, 2001	10:16 P.M.	MANHATTAN-43 ST., NY, US	DEPARTURE SCAN
	9:55 P.M.	MANHATTAN-43 ST., NY, US	ORIGIN SCAN
	8:07 P.M.	US	BILLING INFORMATION RECEIVED
	5:57 P.M.	EAST SIDE-U.N., NY, US	PICKUP SCAN

Tracking results provided by UPS: Jan 9, 2002 10:05 A.M. Eastern Time (USA)

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
212-455-7744

E-MAIL ADDRESS
C_Cobden@stblaw.com

16

VIA FEDERAL EXPRESS

October 23, 2001

Re: The Asia Tigers Fund, Inc. — Omission of Shareholder Proposal in Proxy Material Pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of Disclosure and Review,
Division of Investment Management

Ladies and Gentlemen:

As counsel to The Asia Tigers Fund, Inc. (the "Fund"), a closed-end, non-diversified management investment company registered under the Investment Company Act of 1940 (the "1940 Act"), we are writing to seek confirmation that the Staff (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if the Fund omits from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (the "Proxy Materials") the three stockholder proposals and supporting statements (together, the "Proposals") submitted to the Fund in a September 12, 2001 facsimile from Analytical Asset Management, L.L.C., 1124 South Braddock Avenue, Suite B, Pittsburgh, PA 15218 ("Analytical"). Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

1. this letter;

2. the Fund's September 25, 2001 letter to Analytical pursuant to Rule 14a-8(f), which sets forth the procedural and eligibility deficiencies of the Proposals (attached as Exhibit A);

3. Analytical's September 12, 2001 facsimile, which contains the Proposals (attached as Exhibit B).

The Fund expects to file its definitive Proxy Materials in January and intends to omit the Proposal for the reasons set forth herein.

INTRODUCTION

The Fund received Analytical's Proposals by a single facsimile on September 12, 2001,[1] which was signed by Mr. Henry F. Laurent, Chief Investment Officer of Analytical. In its facsimile, Analytical submitted three proposals which, briefly summarized, are as follows: (1) termination of the Fund's investment manager; (2) nomination of Mr. Laurent and Dr. Gunduz Caginalp as candidates for the Board of Directors of the Fund; and (3) liquidation of the Fund.

Upon receipt of Analytical's facsimile, the Fund reviewed the Proposals and identified a number of procedural and eligibility deficiencies which are described in detail below.

By letter dated September 25, 2001, the Fund notified Analytical of these procedural and eligibility deficiencies. The letter was delivered by overnight mail and signed for by M. Thomas on September 26, 2001. (A copy of the delivery confirmation is

---

1 We note that the letter was improperly addressed to the fund at "One World Trade Center" rather than to its proper address at "One World Financial Center," however the letter was subsequently forwarded to the fund.

attached as Exhibit C). To date, Analytical has not responded to the Fund's letter. Because Analytical has failed to cure its procedural and eligibility defects within the time period prescribed by Rule 14a-8(f)(1), we believe the Fund may exclude the Proposals from the Fund's Proxy Materials.

BASES OF EXCLUSION

I. Rule 14a-8(b) – Requisite Ownership and Intent to Continue Ownership

Rule 14a-8(b) provides that in order for Analytical to be eligible to submit a proposal for inclusion in the Fund's proxy, it must have continuously held at least $2,000, or 1%, of a Fund's securities for at least one year by the date it submitted the Proposals. However, because Analytical is not a registered owner of the Fund's securities, it is required to provide evidence of such ownership as set forth under Rule 14a-8(b)(2).[2] Additionally, Analytical must provide the Fund with a written statement that it will continue to hold the securities through the date of the Fund's 2002 Annual Meeting of Stockholders.

Analytical has failed to satisfy either of these requirements under Rule 14a-8(b). In its September 25, 2001 letter, the Fund requested Analytical provide written proof of the requisite ownership of the Fund's securities and a written statement of its intent to continue ownership of the Fund's securities. To date, the Fund has not received a response from Analytical with respect to these requirements. Accordingly, we believe the Proposals may be excluded under Rule 14a-8(b).

---

2 Similarly, neither Mr. Laurent nor Dr. Caginalp are registered owners of Fund securities.

II. Rule 14a-8(c) – Submission Of More Than One Proposal

Rule 14a-8(c) limits a shareholder to one proposal for a particular shareholders meeting. As noted above, Analytical's September 12, 2001 facsimile contains three separate proposals for inclusion in the Fund's Proxy Materials. On September 25, 2001, the Fund notified Analytical of this one proposal limitation, and indicated that it would carefully consider any single proposal Analytical might chose to resubmit. However, Analytical has not responded to the Fund's September 25, 2001 letter and, therefore, we believe that the Analytical's Proposals may be excluded under Rule 14a-8(c).

III. Rule 14a-8(d) – More Than 500 Words

Rule 14a-8(d) provides that a "proposal, including any accompanying supporting statement, may not exceed 500 words." Analytical's proposals, in aggregate, exceed this limitation. By its September 25, 2001 letter, the Fund advised Analytical that it could not act upon Analytical's Proposals, as written, because they exceeded the 500 word limitation. Because Analytical has failed to respond to the Fund's letter, we believe that Analytical's Proposals may also be excluded under Rule 14a-8(d).

****

In accordance with Rule 14a-8(j) under the 1934 Act, the Fund is contemporaneously notifying Analytical, by copy of this letter, of its intention to omit the Proposals from the Fund's Proxy Materials.

On behalf of the Fund, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposals are excluded from the

Fund's Proxy Materials for the reasons set forth above. If the Staff disagrees with the Fund's conclusions regarding omission of the Proposals, or if any additional submissions are desired in support of the Fund's position, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 455-7744.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to us in the pre-paid and addressed envelope provided herein.

Very truly yours,

Cynthia G. Cobden

Enclosure

Exhibit A

The Fund's September 25, 2001 Letter

THE ASIA TIGERS FUND, INC.
c/o SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
ROOM 1303
NEW YORK, NY 10017-3954

VIA FEDERAL EXPRESS September 25, 2001

Re: Shareholder Proposals

Analytical Asset Management, L.L.C.
1124 South Braddock Avenue, Suite B
Pittsburgh, PA 15218
Attention: Mr. Henry Laurent, Chief Investment Officer

Dear Mr. Laurent:

The Asia Tigers Fund, Inc. (the "Fund") has received a letter transmitted via fax dated September 12, 2001 containing various shareholder proposals (the "Letter") on behalf of Analytical Asset Management, L.L.C. ("Analytical") for inclusion in the Fund's proxy statement for its 2002 annual meeting of shareholders. The Letter contains certain procedural and eligibility deficiencies which are described in more detail below. The federal proxy rules provide that you may correct these deficiencies, however, the revised proposal and other material must be submitted to us within 14 calendar days of receipt of this letter, if you would like the Fund to consider further the proposals contained in the Letter. For your convenience, enclosed is a copy of Rule 14a-8 of the federal proxy rules described.

1. **Proof of Eligibility:** In order to be eligible to submit a proposal, a shareholder must have continuously held for at least one year, measured from the date the

proposal is submitted, at least $2,000 in market value or 1% of the Fund's securities entitled to be voted on the proposal at the meeting of shareholders. We have reviewed the Fund's shareholder records and did not find that Analytical Asset Management, L.L.C. is a "registered" shareholder of any Fund securities. Accordingly, you must submit proof of Analytical's eligibility.

- **Intention of Continued Eligibility:** In order to submit a proposal a shareholder must continue to hold the Fund's securities through the date of the meeting of shareholders. Analytical should provide a written statement that it intends to continue holding its Fund shares through the date of Fund's 2002 annual meeting of shareholders which will most likely take place in February 2002.

- **Number of Proposals:** Each shareholder may submit no more than one proposal to the Fund for a particular shareholders' meeting. Because the Letter contains three separate shareholder proposals for the Fund's 2002 annual meeting of shareholders, the Fund is unable to act upon it. If you decide to resubmit one of your proposals the Fund will carefully evaluate it at that time.

- **Length of Proposal:** A shareholder proposal, including its accompanying statement, may not exceed 500 words. Based on our review of the Letter, we believe that the proposals contain more than 500 words. You may revise your proposal and supporting statement so that they are limited to 500 words or less.

Given the tragic events that occurred in New York on September 11, the Fund has been temporarily relocated and any reply to this letter should be sent to:

Bryan McKigney
President and Secretary
The Asia Tigers Fund, Inc.
c/o Simpson Thacher & Bartlett
425 Lexington Avenue
Room 1303
New York, NY 10017-3954

We appreciate your continued interest in the Fund.

Very truly yours,

Bryan McKigney

Enclosure

Exhibit B

Analytical's Proposals

Analytical Asset Management, L.L.C.

1124 South Braddock Avenue, Suite B
Pittsburgh, PA 15218

To	: Managing Clerks	**Fax**	: (212) 455-2502
From	: Henry Laurent	**Phone**	: (412) 731-3808
Date	: September 12, 2001	**Fax**	: (412) 731-4835

Message:

FOR IMMEDIATE ATTENTION !!!!!

Number of Pages 9 (Including Cover Page)

IF YOU HAVE NOT RECEIVED THE ABOVE NUMBER OF PAGES, PLEASE CONTACT ANALYTICAL ASSET MANAGEMENT AT THE ABOVE MENTIONED NUMBER

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

September 12, 2001

VIA FASCIMILE – (212) 455-2502

Simpson, Thacher and Bartlett
425 Lexington Avenue
NY, NY 10017-3909

To Whom It May Concern:

The following fax contains Shareholder proposals for the 2002 Annual Meeting of the Asia Tigers Fund, Inc. (the "Fund").

It is important that the shareholder proposals be given to whoever is responsible of the Fund at your office.

Please call me at (412) 731-3808 to confirm reception of the fax and if you have any question.

Sincerely,

Henry Laurent
Chief Investment Officer

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

Please find enclosed my shareholders proposal, with its supporting statement, for submission at next annual meeting.

Please call me at (412) 731-3808 if you have any questions.

Sincerely,

Henry Laurent
Chief Investment Officer

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

SHAREHOLDER PROPOSAL

RESOLVED: "TO REPLACE THE INVESTMENT MANAGER, CIBC WORLD MARKETS CORE AND ITS SUBSIDARIES INCLUDING ADVANTAGE ADVISERS, INC. WITH AN INVESTMENT MANAGER THAT WILL PROMPTLY REALISE NET ASSET VALUE FOR THE SHAREHOLDERS OF THE FUND."

SUPPORTING STATEMENT:

The shareholders of the Asia Tigers Fund (the "Fund") have witnessed a steady decline in the value of their shares. The premium on the Fund has evolved into a substantial and persistent discount that stands at 18.70% on September 10, 2001. The discount has averaged 20% for a five year period. We note the simple arithmetic fact that a discount that is reported as 20%, which is computed by dividing the dollar discount by the net asset value (NAV), actually means that each investor would obtain 25% more if the NAV could be realized. In other words, each $100 of worth of our shares at the market price would be $125 if the NAV were realized. For 19,593,784 shares outstanding this amounts to a difference of more than $29 million.

Despite this chronic malaise the Board of Directors has made no proposals or suggestions that would enhance shareholder value. The Board members have very few shares and have little personal interest in shareholder value. At the same time, we believe that they are beholden to the Management Company, CIBC World Markets Cores and its subsidiaries including Advantage Advisers, Inc. (the "Management Company"). **So long as our Fund is providing fees for the Management Company there is little incentive for either the Board or the Management Company to undertake actions that would reduce or eliminate the discount.** Many such actions such as tender offers to purchase shares, redemption at net asset value, conversion to an open-end fund or an interval open-end fund, or liquidation would potentially reduce the Management's fees while increasing our investment value.

If we the shareholders vote to terminate the contract of the Management, another management company must be ratified by our majority vote. Only then we can end the conflict between maximizing fees and maximizing shareholder value. This is one of the few direct rights guaranteed to shareholders by federal securities laws to ensure some accountability by management of the fund.

We urge you to vote FOR the Shareholder Proposal. This will initiate the process to explore the possibilities of open ending, interval redemptions or, liquidation, if other measures to realize NAV are not possible.

Analytical Asset Management, L.L.C.
1124 South Braddock Ave, Suite B
Pittsburgh, PA 15218
Tel: (412) 731-3808 / Fax: (412) 731-4835

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

As a Stockholder of record of the Asia Tigers Fund, Inc., (the "Fund") I hereby provide the requisite stockholder notice for the nomination of Dr. Gunduz Caginalp and Henry F. Laurent as candidates, on the Fund's proxy, for the election to the Board of Directors at the 2002 annual meeting of the Asia Tigers Fund, Inc.

Dr. Caginalp has been a private investor for more than twenty years. He has held long and short positions in Asian securities for about ten years. He received his Ph.D. in 1978 from Cornell University and has since held academic appointments at major universities. Dr. Caginalp also serves as an investment consultant to Analytical Asset Management, LLC. Dr. Caginalp is an authority on Closed-end Funds from a mathematical, statistical and experimental perspective. He is the author of more than 70 papers in a number of fields and is an editor-in-chief of one journal and associate editor of another journal relating to financial markets. He is the recipient of numerous awards by private foundations sponsoring research in financial markets and is on the advisory board of one such foundation. Further information can be found in Who's Who in America and Who's Who in the World.

Mr. Laurent manages clients' investments with his investment advisory firm, Analytical Asset Management, LLC. Prior to serving as chief investment officer of Analytical Asset Management, LLC, he served as a financial analyst at the financial advisory firm of Grant Street Advisors and its affiliate companies, Grant Street Securities and MuniAuction, which are major municipal financial advisors and broker dealers based in Pittsburgh, Pennsylvania. His academic qualifications include a master degree in applied mathematics with an emphasis in finance and economics. Mr. Laurent has been a private investor for the past five years.

If you have any questions regarding this matter, please, do not hesitate to contact us.

Very truly yours,

Analytical Asset Management, LLC
By: Henry Laurent, in nomination of Dr. Gunduz Caginalp and Henry Laurent.
Chief Investment Officer
1124 South Braddock Ave, Ste. B
Pittsburgh, PA 15218
(412) 731-3808

Caginalp

Dr Gunduz Caginalp, in nomination of Mr. Henry Laurent and Dr. Gunduz Caginalp
1125 South Braddock Ave, Ste. B
Pittsburgh, PA 15218
(412) 731-3808

The undersigned nominees hereby consent to their nominations and to serving as a director if elected.

Mr. Henry Laurent

Caginalp
Dr. Gunduz Caginalp

September 10, 2001

Mr. Brian Mckigney
One World Trade Center
CIBC Oppenheimer
200 Liberty Street
New York, NY 10281

Dear Mr. Mckigney,

Please find enclosed my shareholders proposal, with its supporting statement, for submission at next annual meeting.

Please call me at (412) 512-0427 if you have any questions.

Sincerely,

Caginalp

Dr. Gunduz Caginalp
1124 South Braddock Ave., Ste. B
Pittsburgh, PA 15218

Enclosure

SHAREHOLDER PROPOSAL

RESOLVED: "BY VOTING FOR THIS PROPOSAL, SHAREHOLDERS ARE RECOMMENDING TO THE DIRECTORS OF THE ASIA TIGERS FUND, INC. TO TAKE ALL STEPS NECESSARY TO LIQUIDATE THE ASIA TIGERS FUND, INC. AND RETURN THE CASH PROCEEDS TO THE SHAREHOLDERS."

SUPPORTING STATEMENT:

The Asia Tigers Fund ("the Fund") has been trading at a substantial discount for many years. The performance of the net asset value ("NAV") is also poor, both in absolute terms and relative to the benchmark index of stocks in Southeast Asia excluding Japan. The 52-week return on NAV as of August 17, 2001 was negative 34%. At present there are many vehicles for investing in this region if one wishes to do so. There are open-end mutual funds, index-tracking funds, American Depository Receipts ("ADRs") for the largest companies and other closed-end funds. It is difficult to see how stockholders can benefit by the status quo in the Fund.

Liquidation of the Fund's assets would allow stockholders to regain the entire NAV instead of the trading price which has been at an average discount of 20 % to NAV during the past five years. A discount of 20 % means that each $ 100 of current market value would be $ 125, and not $ 120, since the "discount," as reported by the industry, is obtained by dividing the dollar discount by the NAV. Stockholders must ask themselves if obtaining NAV now and investing it in one of the other investments (if they choose to invest in this region at all) will result in a better return than the status quo.

Liquidation can be done in a smooth way given the large market volume in many of the Asian shares. It need not be done in a very short time, so that there would not be any negative impact on the portfolio value.

The cost should not be more or less than the cost of the usual sales during turnover of the portfolio. The tax consequences to stockholders upon liquidation, as in any sale of stock, depend upon the purchase price and date, as well as the stockholder's particular tax situation.

The Board will try to make some arguments that perpetuate the existing arrangement that provides a stream of fees to the Management Company. However, it is a simple matter for us to see what is in our best interests.

We urge you to vote FOR this proposal.

Exhibit C

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Tracking Number	824838848012
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